E-D

SI 19008231

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bourne Partners Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Caldwell Street, Suite 900
(No. and Street)

Charlotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeremy Johnson 704 552-8407 x2230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREERWALKER LLP
(Name – *if individual, state last, first, middle name*)

227 WEST TRADE ST, STE 1100 (Address) CHARLOTTE (City) NORTH CAROLINA (State) 28202 (Zip Code)

SEC Mail Processing Section
MAR 01 2019
Washington DC
406

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Jeremy Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bourne Partners Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Calli A Lewis
Notary Public
Mecklenburg County, NC
My Commission Expires January 21, 2023

Signature

CEO

Title

Calli A. Lewis

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements with Supplementary Information

Bourne Partners Securities, LLC

As of December 31, 2018

Statement of Financial Condition

As of December 31, 2018

Assets		
Cash and cash equivalents	$	**49,589**
Accounts receivable		**745**
Prepaid expenses		**837**
Total assets	$	**51,171**
Liabilities and Member's Equity		
Liabilities		
Accrued liabilities	$	**3,625**
Total liabilities		**3,625**
Member's Equity		**47,546**
Total liabilities and member's equity	$	**51,171**

Statement of Operations

Period January 1, 2018 through December 31, 2018

Revenues		
Fee revenue	$	800,000
Operating expenses		
Commissions paid		276,700
Regulatory fee and licenses		17,622
Professional fees		18,181
Consulting fees		36,031
General and administrative		19,093
Total operating expenses		367,627
Net Income	$	432,373

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Member's Equity

Period January 1, 2018 through December 31, 2018

Member's equity, beginning of period	**$**	**98,119**
Net income		**432,373**
Distributions		**-482,946**
Member's equity, end of period	**$**	**47,546**

Statement of Cash Flows

Period January 1, 2018 through December 31, 2018

Cash flows from operating activities:		
Net income	$	432,373
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accounts payable		625
Increase in accounts receivable		-745
Decrease in prepaid expenses		317
Net cash provided by operating activities		432,570
Cash flows from financing activities:		
Distributions		-482,946
Net cash used in financing activities		-482,946
Net decrease in cash and cash equivalents		-50,376
Cash and cash equivalents, beginning of period		99,965
Cash and cash equivalents, end of period	$	49,589

Notes to Financial Statements

December 31, 2018

1. Organization

Bourne Partners Securities, LLC (the Company), a wholly owned subsidiary of Bourne Partners Holdings LLC (Parent), was organized under the laws of North Carolina, and conducts its operations in Charlotte, North Carolina. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. Management believes the cash balances are not exposed to any significant credit risk.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fee Revenue
On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Other revenues relate primarily to billable transaction costs. Billable transactions costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agreed-upon terms.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2018, there were no interest or penalties recorded or included in the Company's financial statements. The Company believes it is no longer subject to income tax examinations for years prior to 2015.

Member Equity
The Company has one class of member's equity and it is owned 100% by the Parent.

Subsequent Events
The Company has analyzed its operations subsequent to December 31, 2018, through February XX, 2019, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

4. Related Party Transactions

The Company entered into an expense sharing agreement with Bourne Capital Partners, LLC, the sole member of Bourne Partners Holdings, LLC, for its pro-rata portion of rent, utilities, administration, etc. Total fees charged for the period ending December 31, 2018 were $16,800.

5. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $45,964, which was $40,964 in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was 0.08 to 1.

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Computation of Net Capital

Total ownership equity from statement of financial condition	$	47,546
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		47,546
Liabilities subordinated to claims of general creditors		-
Total non-allowable assets		-1,582
Net capital	$	45,964

Computation of Net Capital Requirement

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	242
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		5,000
Excess net capital		40,964
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$	39,964

Computation of Aggregate Indebtedness

Total aggregate indebtedness (Accounts payable and accrued liabilities)	$	3,625
Percentage of aggregate indebtedness to net capital		7.89%

Note: There are no differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

Bourne Partners Securities, LLC Exemption Report

Bourne Partners Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2[i] "Special Account for the Exclusive Benefit of customers" maintained.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Bourne Partners Securities, LLC

I, Jeremy C. Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

February XX, 2019
28

Statement of SIPC Assessment and Payments

Period January 1, 2018 through December 31, 2018

Assessment as of December 31, 2018	**$**	**1,200**
Less: prior payments applied		**0**
Balance due, March 1, 2019	**$**	**1,200**